SEC 09058667 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMLISI Financial Alliances, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield,	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Peterson — 612-338-1711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza 755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMLISI Financial Alliances, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN O. CURRAN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Dec. 3, 2010

[signature]
Signature

CFO, Treasurer, FINOP
Title

Kathleen O. Curran
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MMLISI Financial Alliances, LLC

Table of Contents

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

To the Board of Directors and Members of
MMLISI Financial Alliances, LLC:

We have audited the accompanying statement of financial condition of MMLISI Financial Alliances, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMLISI Financial Alliances, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2009

MMLISI Financial Alliances, LLC

Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 335,893
Commissions receivable	36,589
Prepaid expenses and other assets	28,388
Total assets	$ 400,870
Liabilities and Members' Equity	
Accounts payable and other accrued expenses	$ 30,679
Accrued rent expense	4,590
Total liabilities	35,269
Members' Equity	
Series A	322,619
Series B	42,982
Total members' equity	365,601
Total liabilities and members' equity	$ 400,870

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 523,070
Total revenues	523,070
Expenses	
General and administrative expenses	218,592
Net Income	$ 304,478

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

	Series A		Series B		
	Contributions/ Additional Paid-in Capital	**Accumulated Net Income**	**Contributions/ Additional Paid-in Capital**	**Accumulated Net (Loss)**	**Total Members' Equity**
Balances at December 31, 2007	$ 44,788	$ 316,433	$ 375,000	$ (332,018)	$ 404,203
Member					
Contributions	184,066	--	--	--	184,066
Distributions	--	(527,146)	--	--	(527,146)
Net income (loss)	--	304,478	--	--	304,478
Balances at December 31, 2008	$ 228,854	$ 93,765	$ 375,000	$ (332,018)	$ 365,601

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 304,478
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of leasehold improvements	379
Changes in operating assets and liabilities:	
Commissions receivable	(24,371)
Prepaid expenses and other assets	9,042
Payables to related parties	(5,000)
Accounts payable and accrued expenses	(4,570)
Accrued rent expense	(1,722)
Net cash provided by operating activities	278,236
Cash flows from financing activities:	
Contributions from members	184,066
Distributions to members	(527,146)
Net cash used in financing activities	(343,080)
Net decrease in cash and cash equivalents	(64,844)
Cash and cash equivalents, beginning of year	400,737
Cash and cash equivalents, end of year	$ 335,893

The accompanying notes are an integral part of these financial statements.

1. Organization

MMLISI Financial Alliances, LLC (the "Company"), a Delaware Series Limited Liability Company organized effective June 2001, is a referral broker-dealer, formed for the sole purpose of providing clients of certain professional firms with access to products and services offered by MML Investors Services, Inc. ("MMLISI") and certain other members of MMLISI's parent, Massachusetts Mutual Life Insurance Company ("MassMutual"). Effective October 1, 2008, the Company began conducting business with MML Insurance Agency ("MMLIAI"), a wholly-owned subsidiary of MMLISI, to provide non-MassMutual insurance products. The Company is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is licensed as a broker-dealer in 48 states, Puerto Rico and the District of Columbia.

In August 2004, MMLISI acquired 100% of the Company. In April 2006, the Company began accepting professional firms as new Series A members, at which time MMLISI's Series B ownership decreased to 51%. The professional firms provide member contributions in exchange for non-controlling equity interests.

As a Series limited liability company all capital contributions, assets, liabilities, income, expenses, earnings, profits, and proceeds with respect to the Series A members are held and accounted for separately from the other assets of the Company, and are referred to as assets belonging to that Series. These assets are available for the payment of the liabilities, expenses, costs or charges in respect of, or allocated to, that Series. The assets belonging to each Series belong to that Series for all purposes, and no other Series, subject only to the rights of creditors of that Series.

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation – The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers any investment with an original maturity of three months or less to be a cash equivalent.

The Series A member equity interests that are identified as belonging to that Series are segregated by the Company in separate third party bank accounts for the protection of each member. (See Note 4).

Leasehold Improvements – Major replacements or betterments to leased property are capitalized at cost and amortized on a straight-line basis over the remaining term of the lease. Recurring repairs and maintenance are charged to operations as incurred.

Revenue Recognition – The Company earns commissions on business referred to MMLISI, MassMutual, MMLIAI, and unrelated third party insurance companies. Commission revenue is recognized when referred business generates a sale for the above companies and when the related income is reasonably determinable.

General and Administrative Expenses – General and administrative expenses are recorded on an accrual basis. (See Note 9).

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes –The Company is treated as a partnership for tax reporting purposes. Therefore, no tax provision is required. Certain states require the Company to file limited liability company returns. Any taxes related to these returns are recorded in General and administrative expenses on the Statement of Income.

3. Related-Party Transactions and Agreements

Effective April 1, 2008, the Company entered into an Administrative Services Agreement with MassMutual and MMLISI to receive certain administrative and support services. These selected services include legal, ISS Infrastructure, treasury, audit, licensing and compliance. The Company paid MassMutual $37,500 and MMLISI $45,000 for these services in 2008 and the expense is included in total management fees of $97,500. (See Note 9)

4. Members' Equity

As the Principal Member, MMLISI holds all the Series B member interests, 51% of the voting rights, and provides the personnel and infrastructure for the operations of the Company. The remaining 49% of the voting rights are held by Series A members.

At December 31, 2008, $189,781 of cash has been segregated related to the Series A members. (See Notes 1 and 2).

Series A members are allocated their respective revenues based upon business generated. In general, expenses are allocated to the Series A members equally. For the month a member purchases a Series A unit, the allocation is made based upon the number of days the member was active during that month. In 2008, all revenues and expenses of the Company were allocated to the Series A members. In accordance with the Company's LLC agreement, the Company retains the ability to allocate certain extraordinary revenues and expenses to the Series B member in future years.

5. Commitments and Lease Contingencies

The Company entered into an operating lease on its office space effective August 1, 2006. For the year ended December 31, 2008, base rent expense on the operating lease totaled $17,920, which is included in General and administrative expenses on the Statement of Operations. In connection with this lease, the Company was given the benefit of a four month rent holiday. The Company is expensing its rent commitment over the remaining term of the lease on a straight-line basis. As a result, the Company has $4,590 of accrued rent expense recorded as of December 31, 2008, which is disclosed separately on the Statement of Financial Condition. The obligation on this lease included a non-cancelable term of five years. In July 2008, it was negotiated within MassMutual to transfer this lease to an affiliated Agency of MassMutual effective August 1, 2009. As a result, the Company accelerated the amortization of its rent commitment, reducing its accrued rent expense by $531 as of December 31, 2008.

The Company is committed to $11,346 for future minimum rental payments in 2009 under the remaining term of its operating lease.

6. Regulatory Requirements

As a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" (as those items are defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the "aggregate indebtedness" to "net capital" would exceed 10 to 1. At December 31, 2008, the Company had net capital of $129,704 which was $124,704 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i). To qualify for the exemption under Rule 15c3-3 (k)(2)(i), the Company is prohibited from carrying margin accounts; must promptly transmit all customer funds and deliver all securities received in connection with its activities as the broker or dealer, must not otherwise hold funds or securities for, or owe money or securities to, customers and must effectuate all financial transactions between the Company and its customers through one or more bank accounts designated as a Special Account for the Exclusive Benefit of Customers of the Company. Currently, the Company does not plan to execute any financial transactions with customers. The Company will refer customers to MMLISI or MassMutual who will execute the financial transactions.

7. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

8. Litigation and Regulatory Inquiries

Although the Company may, from time to time, become involved in various governmental and administrative proceedings or regulatory investigations and inquiries, there are currently no such proceedings, investigations or pending regulatory inquiries.

9. General and Administrative Expenses

Until April 1, 2008, the Company received certain management and administrative services from WorthMark Financial LLC ("WorthMark"), pursuant to a service agreement. These services included, but were not limited to, financial management, regulatory filings, legal services, and compliance administration. Until April 1, 2008, one of WorthMark's owners was also a director of the Company. The Company paid Worthmark $15,000 for these services in 2008.

At December 31, 2008, General and administrative expenses consist of the following:

Management fees (See Note 3)	$ 97,500
State and regulatory fees	48,162
Rent	34,242
Audit fees	14,073
Other miscellaneous expenses	24,615
	$ 218,592

Net Capital Requirement

Total members' equity		$ 365,601
Less non-allowable assets:		
Series A members cash	$ 189,781	
Prepaid expenses, other assets, and cash on deposit with FINRA	46,116	235,897
Net capital		$ 129,704

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$ 35,269
Minimum net capital required to be maintained (Greater of $5,000 or 6-2/3% of 35,269)	5,000
Net capital in excess of minimum requirements	$ 124,704
Ratio of aggregate indebtedness to net capital	0.27 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MMLISI Financial Alliances, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2008.

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Members of
MMLISI Financial Alliances, LLC:

In planning and performing our audit of the financial statements of MMLISI Financial Alliances, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2009

KPMG

MMLISI Financial Alliances, LLC
(SEC File Number 8-53707)

Financial Statements and Supplemental Schedule
As of and For the Year Ended December 31, 2008
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a public document.